Exhibit 99.1

NEWS RELEASE

Attention: Financial Editors	Stock Symbols: PGF - TSX
PGH - NYSE

PENGROWTH ENERGY CORPORATION ANNOUNCES RELEASE DATE FOR ITS
2013 YEAR-END RESULTS AND CONFERENCE CALL DETAILS

(Calgary, February 13, 2014) - Pengrowth Energy plans to release its 2013 fourth quarter and annual results on Monday, March 3, 2014, before the open of equity markets. A conference call and listen only audio webcast will be held, beginning at 6:30 A.M. Mountain Time (MT), during which management will review Pengrowth's results and respond to questions from the investment community.

To ensure timely participation in the teleconference, callers are encouraged to dial in 10 minutes prior to the start of the call to register.

Dial-in numbers:

Toll free: (866) 223-7781 or Toronto local (416) 340-2216

Live listen only audio webcast: http://www.gowebcasting.com/5262

A telephone replay will be available through to midnight Eastern Time on March 10, 2014 by dialing (800) 408-3053 and entering passcode number 7678766.

A replay of the audio webcast will also be available on the Pengrowth website at www.pengrowth.com

About Pengrowth:

Pengrowth Energy Corporation is a dividend-paying, intermediate Canadian producer of oil and natural gas, headquartered in Calgary, Alberta. Pengrowth’s assets include the Cardium light oil, Lindbergh thermal bitumen and Swan Hills light oil projects. Pengrowth’s shares trade on both the Toronto Stock Exchange under the symbol “PGF” and on the New York Stock Exchange under the symbol “PGH”.

PENGROWTH ENERGY CORPORATION
Derek Evans
President and Chief Executive Officer

Contact information:

Fred Kerr
Vice President, Investor Relations
Toll free 1-855-336-8814

Wassem Khalil
Manager, Investor Relations
Toll free 1-855-336-8814

For further information about Pengrowth, please visit our website www.pengrowth.com or contact:
Investor Relations, E-mail: investorrelations@pengrowth.com